March 2, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 1
Transamerica Life Insurance Company
Separate Account VUL-6 of Transamerica Life
TransAccumulator II (File No. 333-153764/811-10557)

Filer CIK No.: 0001158120

Dear Commissioners:

On behalf of Transamerica Life Insurance Company and Separate Account VUL-6 of Transamerica Life (the “Account”), we have enclosed for electronic filing, Post-Effective Amendment No. 1 (“Amendment”) to the Form N-6 Registration Statement of the TransAccumulator II (the “Policy”) being funded through the Account.

This Amendment is being filed pursuant to Rule 485(a) of the Securities Act of 1933 to add disclosure regarding the Commissioners 2001 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables, to make minor clarifying and stylistic changes. The “b” filing will include updated financial information once it becomes available and all exhibits will be included in the next post-effective amendment.

If you have any questions concerning this filing, please do not hesitate to call Art Woods at (727) 299-1830 or me at (727) 299-1747.

Very truly yours,

/s/ Gayle A. Morden
Gayle A. Morden
Compliance Manager – AFP Life Products

Enclosures

cc: Arthur D. Woods, Esq.

      Mary Jane Wilson-Bilik, Esq.

      Priscilla Hechler